UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES ACT OF 1934

For the fiscal year ended June 30, 2011

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  0-19772

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HF FINANCIAL CORP. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HF FINANCIAL CORP.

225 South Main Avenue

Sioux Falls, South Dakota 57104

REQUIRED INFORMATION

Item 4	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

HF Financial Corp.

Retirement Savings Plan

Financial Statements

June 30, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrative Committee

HF Financial Corp. Retirement Savings Plan

Sioux Falls, South Dakota

We have audited the accompanying statements of net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended June 30, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we do not express such an opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2011 and 2010, and the changes in its net assets available for benefits for the year ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i — Schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fargo, North Dakota

December 22, 2011

HF Financial Corp. Retirement Savings Plan

Statements of Net Assets Available for Benefits

June 30, 2011 and 2010

	2011	2010

ASSETS
Investments (Note 3):
Participant directed:
Collective investment funds	$9,880,231	$7,760,639
Unitized stock fund	920,739	806,716
Total participant directed investments	10,800,970	8,567,355

Notes receivable from participants	82,116	36,996

Employer receivables (401(k) matching)	91,144	82,590
Total Assets	10,974,230	8,686,941

LIABILITIES
Accounts payable	8,866	2,833

Net Assets Available for Benefits, at fair value	10,965,364	8,684,108

Adjustments from fair value to contract value for Fully benefit-responsive stable value funds	(5,601)	35,566

Net Assets Available for Benefits	$10,959,763	$8,719,674

See Notes to Financial Statements.

HF Financial Corp. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended June 30, 2011

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (Note 3)	$1,585,916
Less investment expense	(64,278)
Net investment income	1,521,638

Interest income on notes receivable from participants	2,791

Contributions:
Employer	347,003
Participants	984,425
Rollover	11,394
1,342,822

Total additions	2,867,251

Deductions from net assets attributed to:
Benefits paid to participants	624,199
Trustee and accounting fees	30,667

Total deductions	654,866

Net increase	2,212,385

Transfer in from HF Financial Corp. Employee Stock Ownership Plan for ESOP Diversification	27,704

Net increase after transfers	2,240,089

Net assets available for benefits:
Beginning of year	8,719,674

End of year	$10,959,763

See Notes to Financial Statements.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 1.                                     Plan Description and Amendments

The following description of the HF Financial Corp. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General and plan amendments: The Plan is a defined contribution plan established for the benefit of the employees of HF Financial Corp. (the Company). The Plan and the Trust of which it is a part are intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 2007, a non-standardized prototype cash or deferred profit sharing plan sponsored by Home Federal Bank was adopted. Effective July 1, 2010, a non-standardized prototype cash or deferred profit sharing plan sponsored by Retirement Direct LLC was adopted.

The Plan is administered by the Plan Administrative Committee comprised of up to four persons appointed by the Company’s Board of Directors. The Plan Trustee is Home Federal Bank, Investment Management and Trust Department.

Effective February 17, 2010, Home Federal Bank, as Trustee, contracted with First Mercantile Trust Company to perform recordkeeping and custodial tasks for the Plan and the Plan’s investment assets were transferred to investment options offered by First Mercantile Trust Company.  Retirement Direct continues to be the third party administrator.

Eligibility: Employees of the Company and its participating subsidiaries are generally eligible to participate in the 401(k) portion of the Plan on the first day of the month after they have completed 30 consecutive calendar days of employment and attained age 21.  Employees are eligible for other benefits of the Plan on the first day of the quarter after completing 6 months of service and attaining age 21.

Contributions: Each year, participants may make salary deferral contributions in any percentage from 1% to 50% of pretax annual compensation, as defined in the Plan. For each calendar quarter, the Company makes a fixed matching contribution of 50% of participants’ deferrals up to 6% of the participants’ compensation. In addition, the Company may also make discretionary profit sharing and/or matching contributions to the Plan.

There were no discretionary contributions made to the plan for the year ended June 30, 2011.  Participants may roll over amounts representing distributions from other qualified defined benefit or contribution plans.

Contributions are subject to certain limitations.

Participant accounts: Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions, Plan earnings, and charged with an allocation of administrative expenses. Plan earnings are allocated based on participant account balances, as defined.  Forfeited balances of terminated participants’ non-vested employer matching accounts are allocated among the accounts of all participants as a part of and on the same basis as their eligible compensation bears to the total compensation of all eligible participants.  The amount of non-vested employer matching balances allocated to eligible participants as of June 30, 2011 equaled $10,220.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 1.                                     Plan Description and Amendments (continued)

Participants’ investment options: Participants must direct their salary deferral, Roth Elective contributions, and rollover contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options daily.

Vesting: Participants are immediately vested in their Savings Plan 401(k) contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of participants’ accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service in the employer matching contribution.

Payment of benefits: No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), or otherwise terminates employment with the Company. On termination of service due to death, disability or retirement, a participant may elect to receive benefits in either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments not to exceed the participant’s life expectancy. A terminated participant with a vested balance of less than $1,000 may be automatically paid out by the Plan upon termination. Distributions may be made at the participant’s election prior to termination upon attainment of age 59 ½ or hardship as defined in the Plan Document.

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest deemed reasonable by the Plan Administrator. Loan terms range from one to five years, or longer for the purchase of a principal residence. Principal and interest are paid no less than quarterly through payroll deductions.  Interest rates as of June 30, 2011 ranged from 4.25% - 8.50%.

Voting rights: Each participant owning HF Financial Corp common stock held in the unitized stock fund is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee votes such shares in the same proportion as the participants who voted their shares.

Note 2.                                     Significant Accounting Policies

Nature of business of Plan Sponsor: HF Financial Corp. and its subsidiaries, the sponsoring employer companies, offer banking, insurance and other financial services to customers in South Dakota and Minnesota.

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 2.                                     Significant Accounting Policies (continued)

Investment valuation and income recognition: The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis.  Dividend income is accrued on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as those held during the year.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivables are reclassified as distributions based upon the terms of the plan document.

Payment of benefits: Benefits are recorded when paid.

Administrative expenses: Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan for service provided. Administrative expenses incurred relative to the Plan are primarily paid by the Plan.  Legal fees incurred by the Plan for the year ended June 30, 2011 have been paid by the Plan.  All administrative expenses not paid by the Company are the responsibility of the Plan.

Fair Value Measurement:  Topic ASC 820, “Fair Value Measurements and Disclosures”, establishes a consistent framework for measuring fair value under GAAP and expands disclosure requirements for fair value measurements. Fair values represent the estimated price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:                  Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:                  Inputs to the valuation methodology include:

•Quoted prices for similar assets or liabilities in active markets;

•Quoted prices for identical or similar assets or liabilities in inactive markets;

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 2.          Significant Accounting Policies (continued)

•Inputs other than quoted prices that are observable for the asset or liability;

•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:                  Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at June 30, 2011 and 2010.

Collective investment funds: Valued based on the value of the underlying assets held in the fund managed.

Unitized stock fund:  Valued at closing price of the underlying securities reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Reclassifications:  FASB Accounting Standards Update No. 2010-25 “Plan Accounting — Defined Contribution Pension Plan (Topic 962) Reporting Loans to participants by Defined Contribution Pension Plans” requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Participant loans have been reclassified to notes receivable from participants as of June 30, 2011 and 2010.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 3.                                     Investments

The following presents the fair value of the investments that represent 5% or more of the Plan’s net assets as of June 30.

	2011	2010
Unitized stock fund
HF Financial Corp. Stock Fund	$920,739	$806,716
Collective investment funds
LifeStyle Moderate Growth Strategy	2,896,968	2,028,695
LifeStyle Aggressive Growth Strategy	1,667,728	1,073,682
ABN AMRO (Stable Value at fair value)	1,437,761	1,657,940
LifeStyle Conservative Growth Strategy	1,002,839	945,717
LifeStyle Income & Conservative	763,290	680,720
Funds individually less than 5% of Plan net assets	2,111,645	1,373,885

Total Investments	$10,800,970	$8,567,355

Participant directed investment in HF Financial Corp. common stock results from market purchase.  Effective February 18, 2010, the common stock is held in a unitized stock fund held by First Mercantile Trust Company.

During the year ended June 30, 2011, the Plan’s investments (including investments bought, sold and held during the year) appreciated in fair value by $1,585,916 as follows:

Collective investment funds	$1,481,135
Unitized stock fund	104,781

$1,585,916

The classifications of investment earnings reported above and on the statement of changes in net assets may differ from the classifications of earnings on Form 5500 due to different reporting requirements on Form 5500.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2011:

	Quoted Prices	Significant Other	Significant
	In Active	Observable	Unobservable
	Markets	Inputs	Inputs	Total at
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Unitized stock fund
HF Financial Corp. Stock Fund	$—	$920,739	$—	$920,739
Collective investment funds
Growth funds	—	1,142,234	—	1,142,234
Fixed income funds	—	461,036	—	461,036
International funds	—	508,375	—	508,375
Asset allocation funds	—	6,330,825	—	6,330,825
Stable value fund	—	1,437,761	—	1,437,761
Total assets	$—	$10,800,970	$—	$10,800,970

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 3.                                     Investments (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of June 30, 2010:

	Quoted Prices	Significant Other	Significant
	In Active	Observable	Unobservable
	Markets	Inputs	Inputs	Total at
	(Level 1)	(Level 2)	(Level 3)	Fair Value

Unitized stock fund
HF Financial Corp. Stock Fund	$—	$806,716	$—	$806,716
Collective investment funds
Growth funds	—	655,679	—	655,679
Fixed income funds	—	378,384	—	378,384
International funds	—	339,822	—	339,822
Asset allocation funds	—	4,728,814	—	4,728,814
Stable value fund	—	1,657,940	—	1,657,940
Total assets	$—	$8,567,355	$—	$8,567,355

Financial Accounting Standards Board Update 2009-12, Fair Value Measurement and Disclosure (Topic 820):  Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent) requires disclosures of certain attributes in entities that calculate a net asset value per share (or its equivalent) and do not have a readily determinable fair value.  The following tables set forth the disclosure of the attributes at June 30:

2011

		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Collective funds:
American Funds Amcap	$144,903	$—	Daily	Daily
Pimco Total Return Instl	317,639	—	Daily	Daily
Dodge & Cox International Stock Fund	433,221	—	Daily	Daily
Vanguard 500 Index Fund	221,112	—	Daily	Daily
iShares MSCI EAFE Index ETF	75,154	—	Daily	Daily
Vanguard GNMA	86,048	—	Daily	Daily
Vanguard Midcap Index	250,523	—	Daily	Daily
Vanguard Growth Index	134,606	—	Daily	Daily
Vanguard Total Bond Market Index	57,349	—	Daily	Daily
T. Rowe Price Value Fund	120,648	—	Daily	Daily
Vanguard Value Index	111,986	—	Daily	Daily
Vanguard Small Cap Stock Index	158,456	—	Daily	Daily

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 3.                                     Investments (continued)

2011

		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
LifeStyle Income & Conservative	763,290	—	Daily	Daily
LifeStyle Conservative Growth Strategy	1,002,839	—	Daily	Daily
LifeStyle Moderate Growth Strategy	2,896,968	—	Daily	Daily
LifeStyle Aggressive Growth Strategy	1,667,728	—	Daily	Daily
ABN AMRO (Stable Value)	1,432,160	—	Daily	Daily
Unitized stock funds:
HF Financial Corp. Stock Fund	920,739	—	Daily	Daily

2010

		Unfunded	Redemption	Redemption
	Fair Value	Commitments	Frequency	Notice Period
Collective funds:
American Funds Amcap	$92,485	$—	Daily	Daily
Pimco Total Return Instl	259,057	—	Daily	Daily
Dodge & Cox International Stock Fund	287,097	—	Daily	Daily
Vanguard 500 Index Fund	105,478	—	Daily	Daily
iShares MSCI EAFE Index ETF	52,725	—	Daily	Daily
Vanguard GNMA	74,752	—	Daily	Daily
Vanguard Midcap Index	149,270	—	Daily	Daily
Vanguard Growth Index	72,517	—	Daily	Daily
Vanguard Total Bond Market Index	44,575	—	Daily	Daily
T. Rowe Price Value Fund	74,394	—	Daily	Daily
Vanguard Value Index	74,702	—	Daily	Daily
Vanguard Small Cap Stock Index	86,833	—	Daily	Daily
LifeStyle Income & Conservative	680,720	—	Daily	Daily
LifeStyle Conservative Growth Strategy	945,717	—	Daily	Daily
LifeStyle Moderate Growth Strategy	2,028,695	—	Daily	Daily
LifeStyle Aggressive Growth Strategy	1,073,682	—	Daily	Daily
ABN AMRO (Stable Value)	1,693,506	—	Daily	Daily
Unitized stock funds:
HF Financial Corp. Stock Fund	806,716	—	Daily	Daily

The American Funds AMCAP Fund seeks to provide long-term growth of capital primarily through investments in the common stock of companies located in the U.S. The Advisor seeks undervalued securities that represent good long-term investment opportunities.  The growth-oriented securities purchased by the fund may produce significant fluctuations in value.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 3.                                     Investments (continued)

The PIMCO Total Return Fund seeks maximum total return, consistent with preservation of capital and prudent investment management. The fund strives to achieve its objective by investing under normal circumstances at least 65% of its assets in a diversified portfolio of fixed income securities of varying maturities. The average portfolio duration normally varies within a three- to six-year time frame based on management’s forecast for interest rates.

The Dodge & Cox International Stock Fund seeks long-term growth of principal and income. The fund will generally invest at least 80% of its assets in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different countries, including emerging markets. It focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders.

The Vanguard 500 Index Fund seeks to match the performance of the Standard and Poor’s 500, an index of large capitalization stocks.  The fund employs a passive management strategy designed to track the performance of the Standard & Poor’s 500 Index, which is dominated by the stocks of large U.S. companies. The fund attempts to replicate the target index by investing all or substantially all of its assets in the stocks that make up the Index.

The iShares MSCI EAFE Index Fund seeks investment results that correspond generally to the price and yield performance of the MSCI EAFE Index. The fund uses a representative sampling strategy in order to try to track the MSCI EAFE Index. The fund invests in stocks from Europe, Australia, and the Far East with concentrations similar to those of its index.

The Vanguard GNMA Fund seeks current income consistent with maintenance of principal and liquidity.  The fund normally invests at least 80% of assets in Government National Mortgage Association certificates. It may invest the balance of assets in other U.S. government obligations, as well as in repurchase agreements secured by U.S. government securities.  While the fund does not have specific maturity guidelines, it attempts to maintain an intermediate-term average weighted maturity.

The Vanguard Mid Capitalization Index Fund seeks to parallel the performance of the MSCI US Mid Cap 450 Index.  The fund invests substantially all assets in each stock found in the index, in approximately the same proportion as represented in the index.  Management uses a passive approach when selecting securities and seeks to create a mix of securities that will match the performance of the index. The fund may also invest in stock futures and options contracts, warrants, convertible securities, and swaps.

The Vanguard Growth Index Fund which seeks to match the performance of the MSCI US Prime Market Growth Index, a benchmark index that measures the investment return of large capitalization growth stocks. The fund employs a passive management strategy, and attempts to replicate the target index by investing all or substantially all of its assets in the stocks that make up the Index.

The Vanguard Total Bond Market Index Fund seeks to replicate the total return of the Barclays Capital US Aggregate Bond index. The fund normally invests at least 80% of assets in securities listed on the index. It also attempts to keep its portfolio weightings in line with the weightings of the index.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 3.                                     Investments (continued)

The T. Rowe Price Value Fund seeks to provide long-term capital appreciation by investing in common stocks believed to be undervalued. The portfolio managers focus on the following financial statistics in making security selection decisions: price/earnings, price/book, dividend yield, price/cash flow, undervalued assets, and restructuring opportunities.

The Vanguard Value Index Fund seeks to replicate the aggregate price and yield performance of the MSCI US Prime Market Value Index. The fund employs a passive management strategy designed to track the performance of the MSCI US Prime Market Value Index.  This index maintains a lower price/book ratio and has historically had a higher yield than the S&P 500. It attempts to replicate the target index by investing all or substantially all of its assets in the stocks that make up the index.

The Vanguard Small Capitalization Index Fund seeks investment results paralleling those of the MSCI US Small Cap 1750 Index. The fund invests in a statistically selected sample of the stocks included in the MSCI US Small Cap 1750 Index. Stocks are selected on the basis of industry weightings, market sensitivity, and fundamental characteristics such as capitalization, earnings variability, and financial leverage.

The LifeStyle Income & Conservative Growth Strategy is a conservative risk based asset allocation fund. The Fund invests in a combination of Collective Trusts offered by First Mercantile. This fund is designed for investors seeking reduced volatility provided by substantial allocations to income-producing Investments, but also values some capital growth. The portfolio typically consists of about 75% invested in fixed income funds/cash funds and 25% in equity funds.

The LifeStyle Conservative Growth Strategy is a moderately conservative risk based asset allocation fund. This Fund invests in a combination of Collective Trusts offered by First Mercantile. This fund is designed for investors seeking a middle ground approach that focuses on stocks for the higher capital appreciation potential while retaining a significant income component to reduce volatility. The portfolio typically consists of about 45% in equity funds and 55% in fixed income/cash funds.

The LifeStyle Moderate Growth Strategy is a moderately aggressive risk based asset allocation fund. This Fund invests in a combination of Collective Trusts offered by First Mercantile. This fund is designed for investors seeking capital appreciation through large exposures to equity investments which can tolerate wide swings in the stock market. The portfolio typically consists of 75% in equity funds and 25% in fixed income funds.

The LifeStyle Aggressive Growth is an aggressive growth risk based asset allocation strategy. This Fund invests in a combination of Collective Trusts offered by First Mercantile. This fund is designed for investors seeking aggressive growth through a very large allocation to equity funds and who can withstand the market setbacks over time. The portfolio typically consists of 92% in equity funds and 8% fixed income funds.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 3.                                     Investments (continued)

ABN AMRO manages a portfolio of stable value fixed income instruments (guaranteed investment contracts, both traditional, synthetic, and similar investments) in a manner that emphasizes preservation of principal while providing a moderate, stable source of income growth. This fund may be suitable for risk-averse investors seeking preservation of principal, but who also desire a relatively consistent income stream that will help reduce the impact of inflation on principal. This fund seeks stability of principal and higher-than money market rates of return.

The HF Financial Corp. Stock Fund consists primarily of HF Financial Corp. common stock and a small money market investment. By blending the common stock with the money market investment, participants are able to initiate transactions in the fund on a daily basis.

Note 4.                                                          Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in their entire account.

Note 5.                                                          Tax Status

Effective July 1, 2010, the Plan adopted a prototype plan document sponsored by Retirement Direct, LLC.  Retirement Direct, LLC received an opinion letter from the IRS, dated March 31, 2008, which states that the prototype document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of American require plan management to evaluate tax positions taken by the plan and recognize a tax liability (tax asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan and has concluded that as of June 30, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Note 6.                                                          Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

HF Financial Corp. Retirement Savings Plan

Notes to Financial Statements

Note 7.                                                          Related Party Transactions

The Trustee of the Plan is Home Federal Bank, Investment Management and Trust Department (the Trustee), a related party to the Plan. During the year ended June 30, 2011, the Plan paid administrative and investment management fees to the Trustee of $39,709.  The stock appreciation from the HF Financial Corp. Stock fund totaled $104,781 in fiscal year 2011.  Refer to Note 3 for detailed information pertaining to HF Financial Corp. Stock Fund.  Certain Plan investments are units of collective investment funds managed by First Mercantile Trust Company.  First Mercantile Trust Company is the custodian as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management and administrative services to First Mercantile were $42,116 in fiscal year 2011.  Other fees paid by the Plan for audit fees and miscellaneous administrative fees totaled $13,120 for the year ended June 30, 2011.

Note 8.                                                          Subsequent Events

The plan has evaluated subsequent events through December 22, 2011, the date which the financial statements were to be issued.

HF Financial Corp. Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets Held at End of Year

EIN: 46-0418532                                                                                  PN: 002

June 30, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of issuer,	Description of investment including
	borrower, lessor	maturity date, rate of interest, collateral,		Current
	or similar party	par, or maturity value	Cost	Value

*	HF Financial Corp.	HF Financial Corp. Stock Fund	N/A	$920,739
*	First Mercantile	American Funds Amcap	N/A	144,903
*	First Mercantile	Pimco Total Return Instl	N/A	317,639
*	First Mercantile	Dodge & Cox International Stock Fund	N/A	433,221
*	First Mercantile	Vanguard 500 Index Fund	N/A	221,112
*	First Mercantile	iShares MSCI EAFE Index ETF	N/A	75,154
*	First Mercantile	Vanguard GNMA	N/A	86,048
*	First Mercantile	Vanguard Midcap Index	N/A	250,523
*	First Mercantile	Vanguard Growth Index	N/A	134,606
*	First Mercantile	Vanguard Total Bond Market Index	N/A	57,349
*	First Mercantile	T. Rowe Price Value Fund	N/A	120,648
*	First Mercantile	Vanguard Value Index	N/A	111,986
*	First Mercantile	Vanguard Small Cap Stock Index	N/A	158,456
*	First Mercantile	LifeStyle Income & Conservative	N/A	763,290
*	First Mercantile	LifeStyle Conservative Growth Strategy	N/A	1,002,839
*	First Mercantile	LifeStyle Moderate Growth Strategy	N/A	2,896,968
*	First Mercantile	LifeStyle Aggressive Growth Strategy	N/A	1,667,728
*	First Mercantile	ABN AMRO (Stable Value)	N/A	1,432,160
*	Participant Loans	Participant Note Receivable various rates & maturities	—	82,116

		Total Assets	$—	$10,877,485

* Known to be a party-in-interest to the Plan.

N/A — Not applicable for participant directed accounts.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HF Financial Corp. Retirement Savings Plan

Date: December 22, 2011	By:	Home Federal Bank, trustee of the
HF Financial Corp. Retirement Savings Plan

		By:	/s/ Stephen M. Bianchi
Stephen M. Bianchi, President/CEO

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm